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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-1

               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)

                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 4)
                                (FINAL AMENDMENT)

                       VWR SCIENTIFIC PRODUCTS CORPORATION

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                            (Name of Subject Company)
                               EM SUBSIDIARY, INC.
                          EM LABORATORIES, INCORPORATED
                         MERCK KGaA, DARMSTADT, GERMANY

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                                    (Bidders)
                     COMMON STOCK, PAR VALUE $1.00 PER SHARE

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                         (Title of Class of Securities)
                                    918435108

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                      (Cusip Number of Class of Securities)

                                STEPHEN J. KUNST
                          VICE PRESIDENT AND SECRETARY
                               EM SUBSIDIARY, INC.
                       C/O EM LABORATORIES, INCORPORATED.
                                 7 SKYLINE DRIVE
                            HAWTHORNE, NEW YORK 10532
                                 (914) 592-4660

                                    Copy to:

                              KLAUS H. JANDER, ESQ.
                           RICHARD T. MCDERMOTT, ESQ.
                               ROGERS & WELLS LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

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            (Name, Address and Telephone Number of Person Authorized
           to Receive Notices and Communications on Behalf of Bidders)

                                  July 20, 1999

                         (Continued on following pages)

                               (Page 1 of 3 pages)


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    This Amendment No. 4 (this "Amendment") constitutes the final amendment to the Tender Offer Statement on Schedule 14D-1 (the "Schedule 14D-1"), which was originally filed with the Securities and Exchange Commission (the "Commission") on June 14, 1999 by Merck KGaA, Darmstadt, Germany, a corporation organized under the laws of Germany ("Merck KGaA"), EM Laboratories, Incorporated, a New York corporation and an indirect subsidiary of Merck KGaA ("Parent"), and EM Subsidiary, Inc., a Pennsylvania corporation and a wholly owned subsidiary of Parent ("Purchaser"), as amended and supplemented by Amendment No. 1 thereto, which was filed with the Commission on July 2, 1999, Amendment No. 2 thereto, which was filed with the Commission on July 8, 1999, and Amendment No. 3 thereto, which was filed with the Commission on July 14, 1999, relating to Purchaser's tender offer for all outstanding shares of Common Stock, par value $1.00 per share, of VWR Scientific Products Corporation, a Pennsylvania corporation (the "Issuer"), at $37.00 per Share, net to the Seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 14, 1999, a copy of which has been filed as Exhibit (a)(1) to the Schedule 14D-1, and in the related Letter of Transmittal, a copy of which has been filed as Exhibit (a)(2) to the Schedule 14D-1 (which, together with any supplements or amendments thereto, collectively constitute the "Offer").

    All capitalized terms used in this Amendment shall have the meanings attributed to them in the Schedule 14D-1. The item number and responses thereto are in accordance with the requirements of Schedule 14D-1.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    Items 6 is hereby amended and supplemented as follows:

    (a) - (b) As previously reported, the tender offer by Parent's wholly owned subsidiary, Purchaser, for all outstanding shares of the Issuer expired, as scheduled, at 12:00 midnight on Tuesday, July 13, 1999, New York City time. A total of 13,302,084 shares were tendered and accepted for payment. As a result of the tender offer, Parent and Purchaser and their affiliates owned 27,751,488 shares of the Issuer, representing approximately 95.8% of the issued and outstanding shares. Immediately prior to the intended merger of Purchaser with and into the Issuer, which merger will occur as promptly as practicable, Purchaser will own 27,751,488 shares of the Issuer, representing approximately 95.8% of the issued and outstanding shares.

    On Tuesday, July 20, 1999, Purchaser began making cash payments of $37.00 per share, the consideration due to holders of shares that were tendered and accepted for payment.


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 1999

                                    EM SUBSIDIARY, INC.

                           By: /s/ Dieter Janssen
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                               Name:  Dieter Janssen
                               Title: President

                               EM LABORATORIES, INCORPORATED

                           By: /s/ Stephen J. Kunst
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                               Name:  Stephen J. Kunst
                               Title: Vice-President & Secretary

                               MERCK KGaA, DARMSTADT, GERMANY

                           By: Klaus-Peter Brandis
                              -------------------------------
                               Name:  Klaus-Peter Brandis

                               Title: Departmental Director (Abteilungsdirektor)